Filed by: RGS Energy Group, Inc. This
                                   Communication is filed Pursuant to Rules 165
                                   and 425 promulgated under The Securities Act
                                   of 1933, as amended.
                                   Subject Company: RGS Energy Group, Inc.
                                   Commission File Number: 0-30338



SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 The following contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of RGS Energy and Energy East are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in RGS Energy's and Energy East's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from the merger between RGS Energy and Energy East and prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to RGS Energy's and Energy East's most recent reports filed with the SEC.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with their proposed merger, RGS Energy Group, Inc. and Energy East Corporation have filed a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus and other documents filed by RGS Energy and Energy East with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200,
Telephone: (800) 225-5643.


PARTICIPANTS IN SOLICITATION
RGS Energy Group, Inc., Energy East Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the merger. Information concerning RGS Energy's participants in the solicitation is set forth in RGS Energy's Current Report on Form 8-K filed with the Commission on February 20, 2001 and information concerning Energy East's participants in the solicitation is set forth in Energy East's Current Report on Form 8-K filed with the Commission on February 20, 2001.

                                      * * *

              A message from Tom Richards to employee shareholders

         The Annual Meeting of Shareholders of RGS Energy Group will be held on June 15, 2001 at the Rochester Riverside Convention Center. As a shareholder of RGS you recently received a proxy statement and a proxy card for you to vote upon two proposals to be brought before the annual meeting. The proposals include the elections of directors and the proposed merger with Energy East.

         As employees, together we hold over 7 percent of the outstanding shares of RGS Energy's stock. Your vote is important because we need "yes" votes from a majority of the outstanding shares of RGS Energy stock to approve the merger agreement. Please note that, to vote in favor of approving the merger, you must actually cast a "for" vote. If you abstain or take no action at all, it will in effect be the same as a vote against approval of the merger agreement.

         Please join me in voting now on this important matter for the future of our company.